November 15, 1994



Gottschalks Inc.
7 River Park Place East
Fresno, CA  93729

Re:  New Term Loan Maturity Date Extension

Dear Steve:

This letter is to confirm that Wells Fargo Bank, National Association ("Bank") has agreed to extend the maturity date of that certain term loan granted by Bank to Gottschalks Inc. ("Borrower") in the original principal amount of Six Million Dollars ($6,000,000) (the "New Term Loan") pursuant to the terms and conditions of that certain 1994 Amended and Restated Credit Agreement between Bank and Borrower dated as of March 30, 1994, as amended from time to time (the "Credit Agreement").

The maturity date of the New Term Loan is hereby extended until April 30, 1995. Until such date, (a) Borrower shall continue to make all payments of principals and/or interest on the New Term Loan as are required by the terms of the Credit Agreement, and (b) all terms and conditions of the Credit Agreement which pertain to the New Term Loan shall remain in full force and effect, except as expressly modified hereby. Notwithstanding the foregoing, the definition of "New Term Loan
Maturity Date" set forth in the Credit Agreement shall be deemed modified as of the date of this letter is acknowledged by Borrower to reflect the new maturity date set forth above.

As conditions of the New Term Loan Maturity Date extension provided herein, Borrower shall:

(a) immediately upon signing this letter, pay to Bank a fee for said extension equal to one-quarter percent (1/4%) of the outstanding principal balance of the New Term Loan, with a pro-rate portion of said fee to be refundable by Bank solely if the New Term Loan is repaid in full by Borrower prior to the New Term Loan Maturity Date; and

(b) immediately upon demand, reimburse Bank for all costs and expenses of Bank incurred in connection with all title insurance endorsements required by Bank to insure the continued priority of Bank's liens on Borrower's real property securing the New Term Loan.

Borrower acknowledges that Bank has not committed to make any renewal or further extension of the New Term Loan Maturity Date beyond the new maturity date specified herein, and that any such renewal or further extension remains in the sole discretion of Bank. This letter constitutes the entire agreement between Bank and Borrower with respect to the extension of the New Term Loan Maturity Date, and supersedes all prior negotiations, discussions and correspondence concerning said extension.

Please acknowledge your acceptance of the terms and conditions contained herein by dating and signing one copy below and returning it to my attention at the above address on or before November 30, 1994.

Very truly yours,

WELLS FARGO BANK,
  NATIONAL ASSOCIATION


By:   s/Brian C. Santos
     Brian C. Santos
     Vice President

Acknowledged and accepted as of ___________________, 1994:

GOTTSCHALKS INC.


By:    s/Stephen J. Furst
     Stephen J. Furst

Title:  President, COO